December 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rucha Pandit

  Dietrich King

Re:	Andersen Group Inc.

Registration Statement on Form S-1

File No. 333-290415

Request for Acceleration of Effective Date

Requested Date: Requested Time:	Tuesday, December 16, 2025 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Andersen Group Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-290415) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Jeffrey R. Vetter at (650) 462-5335.

[Signature page follows]

Securities and Exchange Commission

December 12, 2025

Sincerely,

Andersen Group Inc.

By:	/s/ Mark L. Vorsatz
Chief Executive Officer Principal Executive Officer

cc:

Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard R. Hesp, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alexa Belonick, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Elena M. Vespoli, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dave Peinsipp, Cooley LLP

John McKenna, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP